Exhibit 99.1

High Tide Becomes First Non-Franchised Canadian Cannabis Retailer to Surpass 100-Store Milestone

Company Opens Two New Retail Cannabis Stores in Windsor and Cornwall, Ontario

CALGARY, AB, Sept. 30, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a retail-focused cannabis company enhanced by the manufacturing of proprietary and licensed consumption accessories, announced today that its Canna Cabana retail cannabis stores located at 4140 Walker Road in Windsor, Ontario, and 960 Brookdale Avenue in Cornwall, Ontario, have begun selling recreational cannabis products for adult use. These openings bring High Tide's total number of branded retail locations across Canada to 101, and 30 in Ontario, selling recreational cannabis products and consumption accessories. With the opening of these locations, the Company has launched eight organically-built stores in the month of September alone.

High Tide Inc. September 30, 2021 (CNW Group/High Tide Inc.)

The Windsor store is High Tide's first in that community, which is Ontario's 10th-largest city with a population of nearly 220,000. The store is located in a major retail and commercial district in the south of the city, anchored by numerous national big-box retailers, including a national hardware store chain, and is well-connected to Highway 401, which is Canada's busiest highway.

The Cornwall store is also High Tide's first to open in the community, a city of close to 50,000 people in eastern Ontario. It is located in Cornwall's Brookdale Centre, a large retail and commercial plaza anchored by several national big-box retailers including a major grocery chain, and is adjacent to the intersection of two highways which bring residents and visitors in and out of the city.

Support for World Vision

To mark the 100-store milestone, High Tide is committing to expand its long-standing partnership with World Vision that has grown substantially from initial sponsorships of three children in 2006 to over 200 sponsorships in 2021. Moving forward, High Tide will sponsor an additional two children through World Vision for every new Canadian store opened.

"Being the first non-franchised Canadian cannabis retailer to reach the 100-store milestone is a proud moment for our company. This major accomplishment is a direct result of the tireless efforts of our retail and support teams.  I am a big believer in setting and achieving targets.  For some time now, I have said that we were committed to reaching the 30-store milestone in Ontario by the end of September. We met that goal today, despite ongoing pandemic related challenges that have slowed the process of securing building permits. Despite these challenges, we are rapidly advancing our footprint across Ontario and remain excited about our trajectory to hit the new 75-store cap. While we have met two major bricks and mortar milestones, we have also simultaneously built an extensive e-commerce portfolio focussed on the U.S. market that complements our existing business lines. As High Tide moves forward, we intend to continue this pace of growth for the remainder of 2021 and throughout 2022, with a goal of eventually exceeding 200 retail locations across Canada. Our objective is to solidify our leadership position with respect to Canadian market share, which will set us up for long-term success by enhancing same-store sales and allowing for the cross-selling of our in-house brands and products across all of our platforms," said Raj Grover, President and Chief Executive Officer of High Tide. "I have also long believed that corporate social responsibility must be at the core of High Tide's business operations.  That is why, many years ago, I made our support of World Vision a priority. I'm pleased by how much it has grown over time and look forward to executing on today's commitment to expand it further as we continue to grow. The best is yet to come for High Tide, and I look forward to sharing multiple additional positive developments in the coming weeks. I want to take this opportunity to thank our customers, shareholders and team members who have supported us throughout this journey," added Mr. Grover.

Grant of Options

Furthermore, High Tide granted 6,000 stock options (the "Options") to certain employees, exercisable for a period of three years.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing of proprietary and licensed consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 101 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021.  High Tide's retail segment features the Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established ecommerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 30-SEP-21